[redacted]

SECURI 12010763 SION

SEC Mail Processing Section

FEB 15 2012

Washington, DC 110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68273

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FOCUS SECURITIES LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3353 PEACHTREE ROAD, NE, SUITE 1160
(No. and Street)

ATLANTA	**GEORGIA**	**30326**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JONATHAN WILFONG **404-963-8252**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HABIF, AROGETI & WYNNE, LLP
(Name – *if individual, state last, first, middle name*)

FIVE CONCOURSE PARKWAY, SUITE 1000	**ATLANTA**	**GEORGIA**	**30328**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JONATHAN WILFONG, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of FOCUS SECURITIES LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LYNN P MARIETTA
MY COMMISSION EXPIRES
NOTARY PUBLIC
AUGUST 29, 2012
GWINNETT COUNTY, GEORGIA

This report * contains (check all applicable boxes)

- ■ (a) Facing page.
- ■ (b) Statement of financial condition.
- ■ (c) Statement of income (loss).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ■ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ■ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ■ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOCUS SECURITIES LLC

TABLE OF CONTENTS

Celebrating 60 years
Established 1952
HA&W
HABIF, AROGETI & WYNNE, LLP
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Member of
FOCUS Securities LLC

We have audited the accompanying statement of financial condition of FOCUS Securities LLC (a limited liability company) (the "Company") as of December 31, 2011, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FOCUS Securities LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 11 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Habif, Arogeti & Wynne, LLP

Atlanta, Georgia

January 27, 2012

Five Concourse Parkway ■ Suite 1000 ■ Atlanta, Georgia 30328
404.892.9651 ■ www.hawcpa.com
An Independent Member of Baker Tilly International

FOCUS SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$ 61,416
Securities owned, at fair value	26,584
Receivable from non-customer	62,120
Other assets	4,324
	$ 154,444

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 46,233
Due to member	1,347
	47,580
Member's equity	106,864
	$ 154,444

See accompanying notes

FOCUS SECURITIES LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues	
Commissions	$ 3,503,723
Net realized and unrealized losses from securities in trading accounts	(167,444)
	3,336,279
Expenses	
Compensation and benefits	2,224,077
Firm assessments	903,544
Management fees	100,034
Occupancy	6,950
Other expenses	63,292
	3,297,897
Net income	$ 38,382

See accompanying notes

FOCUS SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
DECEMBER 31, 2011

	Contributed Capital	Member's Equity	Total
Balances, January 1, 2011	$ 60,300	$ (16,818)	$ 43,482
Contributions	25,000	-	25,000
Net income	-	38,382	38,382
Balances, December 31, 2011	$ 85,300	$ 21,564	$ 106,864

See accompanying notes

FOCUS SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities	
Net income	$ 38,382
Adjustments to reconcile net income to net cash used by operating activities:	
Securities received for commissions	(326,336)
Net realized and unrealized losses from securities in trading accounts	167,444
Compensation and benefits paid in securities	132,308
Change in operating assets and liabilities:	
Receivable from non-customer	(62,120)
Other assets	(2,815)
Accounts payable and accrued liabilities	38,822
Due to member	1,347
Total adjustments	(51,350)
Net cash used by operating activities	(12,968)
Cash flows from financing activities	
Capital contributions received from member	25,000
Net increase in cash	12,032
Cash, beginning of the year	49,384
Cash, end of the year	$ 61,416

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS

The Company received 971,429 shares of stock in exchange for services provided to a customer during the year and distributed 661,543 shares as compensation expense.

See accompanying notes

Note A
Summary of Significant Accounting Policies

Nature of Operations:

FOCUS Securities LLC (the "Company") was formed as a limited liability company in Georgia in March 2009. The Company is a wholly owned subsidiary of FOCUS, LLC (the "Sole Member") and is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services to domestic and international companies and assists its clients in analyzing capitalization alternatives and arranging private placements of debt, equity and equity-related securities.

The current state of the economy and securities markets may have adverse implications to the financial services industry. The contraction of the economy and securities markets may also adversely affect the Company's future operations.

The Company does not maintain customer accounts.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at one financial institution that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Receivable from Non-Customer:

Receivable from non-customer represents the market value of securities due to the Company as commission on a transaction that was completed during 2011. The receivable is recorded at the fair value of the securities due as of December 31, 2011. The Company has not recorded a reserve for doubtful accounts at December 31, 2011.

Revenue Recognition:

Investment banking revenues include fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as the services are performed, or upon consummation of a transaction.

Note A
Summary of Significant Accounting Policies (Continued)

Securities Owned:

Securities owned represents an investment in common stock and is classified as trading securities. Accordingly, these securities are reported at fair market value with the realized and unrealized gains or losses reported net as a component of revenue. Trading securities include securities that are bought and held principally for the purpose of selling them in the near term. The Company uses the first in, first out method to determine the cost of securities sold.

Income Taxes:

The Company is a single member limited liability company. The Company is a disregarded entity for tax purposes and does not file tax returns or pay income taxes. All income and losses are passed through to the Sole Member to be included on the Sole Member's tax return.

The applicable accounting standards for uncertain tax positions state that a tax benefit arising from an uncertain tax position can only be recognized for financial reporting purposes if, and to the extent that, the position is more likely than not to be sustained in an audit by the applicable taxing authority. There were no unrecognized tax benefits and related tax liabilities at December 31, 2011.

Fair Value:

In specific circumstances, certain assets and liabilities are reported or disclosed at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the Company's principal market for such transactions. If the Company has not established a principal market for such transactions, fair value is determined based on the most advantageous market.

Valuation inputs used to determine fair value are arranged in a hierarchy that categorizes the inputs into three broad levels, which are as follows:

- Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2 inputs are directly or indirectly observable valuation inputs for the asset or liability, excluding Level 1 inputs.
- Level 3 inputs are unobservable inputs for the asset or liability.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Fair Value of Financial Instruments:

The company's financial instruments, including cash, receivables, other assets, accounts payable and accrued expenses and amount due to member are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

Note B
Securities Owned

The cost and estimated fair value, adjusted on a recurring basis based on quoted market prices in active markets for identical assets, of marketable equity securities classified as trading securities for 2011 are as follows:

	Cost	Fair Market Value	Cumulative Unrealized Loss
Equity Securities	$ 66,696	$ 26,584	$ (40,112)

Proceeds from sales of securities for the year ended December 31, 2011 and the resulting realized losses for the year ended December 31, 2011 were $29,450 and $127,332, respectively.

All equity securities are considered Level 1 securities.

Note C
Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $33,051, which was $28,051 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.44 to 1.

Note D
Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

Note E
Related Party Transactions

Management Fees:

The Company pays a monthly management fee to the Sole Member equal to 90% of the Company's prior month net income, as defined in the management agreement. Management fees will be permanently reduced or waived for any, month where necessary, to ensure that adjusted net capital does not fall below 120% of the Company's minimum net capital requirement and/or the ratio of the Company's aggregated indebtedness to net capital does not exceed 120%. During the year ended December 31, 2011, management fees incurred were $100,034, of which $1,347 was outstanding at year end.

Note E
Related Party Transactions (Continued)

Allocated Expenses:

The Company has entered into an expense sharing agreement with the Sole Member. Under this agreement, the Sole Member pays all indirect expenses of the Company as defined in the expense sharing agreement. These expenses are allocated to the Company in accordance with the terms of the agreement. During the year ended December 31, 2011, allocated expenses incurred were $20,486, of which $0 was outstanding at year end.

Firm Assessments:

The Company pays a firm assessment to the Sole Member of approximately 30% of the investment banking revenues received from completed merger and acquisition transactions and other advisory services performed. Firm assessments will be permanently reduced or waived for any transaction where necessary to ensure that adjusted net capital does not fall below 120% of the Company's minimum net capital requirement and/or the ratio of the Company's aggregated indebtedness to net capital does not exceed 120%. During the year ended December 31, 2011, firm assessments incurred were $903,544, of which $0 was outstanding at year end.

Note F
Concentrations

Significant Transactions:

A significant transaction is defined as one from which at least 10% of annual revenue is derived. The Company had revenue from three transactions totaling $1,472,907, which comprised approximately 42% of commission revenues for the year ended December 31, 2011, of which $62,120 is included in receivable from non-customer at December 31, 2011.

Note G
Subsequent Events

The Company evaluated subsequent events through January 27, 2012, when these financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

SUPPLEMENTARY INFORMATION

FOCUS SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

NET CAPITAL:		
Total member's equity	$	106,864
Nonallowable assets		
Receivable from non-customer		62,120
Other assets		4,324
Total nonallowable assets		66,444
Haircuts on securities		
Other securities		3,988
Undue concentration		3,381
Total haircuts on securities		7,369
NET CAPITAL	$	33,051
COMPUTATION OF NET CAPITAL REQUIREMENT:		
Aggregate indebtedness		
Accounts payable and accrued liabilities	$	46,233
Due to member		1,347
Total aggregate indebtedness	$	47,580
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Capital in excess of minimum requirements	$	28,051
Ratio of aggregate indebtedness to net capital		1.44

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2011.

See independent auditors' report

FOCUS SECURITIES LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Exemption under Rule 15c3-3, section (k)(2)(i) is claimed, as FOCUS Securities LLC does not hold funds or securities for, or owe money or securities to, customers.

See independent auditors' report

Celebrating 60 years
Established 1952
HA&W
HABIF, AROGETI & WYNNE, LLP
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of
FOCUS Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of FOCUS Securities LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Five Concourse Parkway ■ Suite 1000 ■ Atlanta, Georgia 30328
404.892.9651 ■ www.hawcpa.com
An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Habif, Arogeti & Wynne, LLP

Atlanta, Georgia

January 27, 2012